UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: March 31, 2013

Check here if Amendment [_]; Amendment Number:

This Amendment (Check only one.): [_] is a restatement.
[_] adds new holdings entries.

Institutional Investment Manager:

Name: United Fire Group, Inc.
Address: 118 Second Avenue SE
Cedar Rapids IA 52401

Form 13F File Number: 28-6427

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of the Reporting Manager:

Name: Kevin W. Helbing
Title: Controller
Phone: 319 286-2533

Signature, Place and Date of Signing:

/s/ Kevin W. Helbing Cedar Rapids, IA 5/13/2013
Kevin W. Helbing

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

[_] 13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

[_] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers:	0
Form 13F Information Table Entry Total:	106
Form 13F Information Table Value Total:	190,329 (in thousands)
List of Other Included Managers:	NONE

FORM 13F INFORMATION TABLE

Name of Issuer	Title of Class	CUSIP	Value (x1000)	Shares/ PRN Amt	SH/ PRN	Put/ Call	Invest Discretion	Other Managers	Voting Authority		
									Sole	Shared	None
AGL Resources Inc	Common	1204-10-06	1,406	33,528	SH		Sole		33,528		
AT&T Inc	Common	00206R-10-2	3,730	101,660	SH		Sole		101,660		
Abbott Laboratories	Common	002824-10-0	7,947	225,000	SH		Sole		225,000		
Abbvie, Inc	Common	00287Y-10-9	9,176	225,000	SH		Sole		225,000		
Agilysys Inc	Common	00847J-10-5	1,249	125,687	SH		Sole		125,687		
Alliant Energy Corporation	Common	18802-10-08	6,132	122,200	SH		Sole		122,200		
ALTERA CORP	Common	021441-10-0	177	5,000	SH		Sole		5,000		
American Strategic Inc Port II	Common	30099-10-05	226	25,420	SH		Sole		25,420		
AMERISOURCEBERGEN CORP	Common	03073E-10-5	309	6,000	SH		Sole		6,000		
BCE Inc	Common	05534B-76-0	692	14,823	SH		Sole		14,823		
BRE Properties Inc	Common	05564E-10-6	876	18,000	SH		Sole		18,000		
Bank of America Corporation	Common	60505-10-04	1,705	140,000	SH		Sole		140,000		
BECTON DICKINSON & CO	Common	75887-10-09	191	2,000	SH		Sole		2,000		
BED BATH & BEYOND INC	Common	075896-10-0	387	6,000	SH		Sole		6,000		
Bemis Company Inc	Common	81437-10-05	1,267	31,400	SH		Sole		31,400		
Boeing Company	Common	97023-10-05	6,439	75,000	SH		Sole		75,000		
CIT Group Inc	Common	125581-80-1	2,394	55,065	SH		Sole		55,065		
CAMPBELL SOUP CO	Common	134429-10-09	454	10,000	SH		Sole		10,000		
Cincinnati Financial Corp	Common	172062-10-01	15,123	320,276	SH		Sole		320,276		
COCA COLA CO	Common	191216-10-0	324	8,000	SH		Sole		8,000		
COLGATE PALMOLIVE CO	Common	194162-10-03	472	4,000	SH		Sole		4,000		
ConocoPhillips	Common	20825C-10-4	605	10,059	SH		Sole		10,059		
CONSOLIDATED EDISON INC	Common	209115-10-04	92	1,500	SH		Sole		1,500		
Covanta Holding Corporation	Common	22282E-10-2	1	32	SH		Sole		32		
Cummins Inc	Common	231021-10-06	8,203	70,830	SH		Sole		70,830		
DANAHER CORP DEL	Common	235851-10-02	249	4,000	SH		Sole		4,000		
Dean Foods Company	Common	242370-10-04	145	8,000	SH		Sole		8,000		
Deere & Company	Common	244199-10-05	1,720	20,000	SH		Sole		20,000		
DOLLAR TREE INC	Common	256746-10-08	291	6,000	SH		Sole		6,000		

Name of Issuer	Title of Class	CUSIP	Value (x1000)	Shares/ PRN Amt	SH/ PRN	Put/ Call	Invest Discretion	Other Managers	Voting Authority Sole	Shared	None
Dow Chemical Company	Common	260543-10-03	5,413	170,000	SH		Sole		170,000		
Duke Energy Corporation	Common	26441C-20-4	4,795	66,056	SH		Sole		66,056		
Emerson Electric Co	Common	291011-10-04	704	12,600	SH		Sole		12,600		
Exelis Inc	Common	30162A-10-8	27	2,500	SH		Sole		2,500		
Express Scripts Holding Company	Common	30219G-10-8	230	4,000	SH		Sole		4,000		
Exxon Mobil Corporation	Common	30231G-10-2	3,604	40,000	SH		Sole		40,000		
FACTSET RESH SYS INC	Common	303075-10-05	278	3,000	SH		Sole		3,000		
Federal-Mogul Corporation	Common	313549-40-4	232	38,457	SH		Sole		38,457		
Fidelity National Information	Common	31620M-10-6	387	9,758	SH		Sole		9,758		
Fidelity NationalFinancial Inc	Common	31620R-10-5	560	22,201	SH		Sole		22,201		
Frontier Communications Corp	Common	35906A-10-8	54	13,439	SH		Sole		13,439		
Arthur J Gallagher & Co	Common	363576-10-09	426	10,321	SH		Sole		10,321		
GENERAL DYNAMICS CORP	Common	369550-10-08	353	5,000	SH		Sole		5,000		
General Electric Company	Common	369604-10-03	6,358	275,000	SH		Sole		275,000		
General Motors Company	Common	37045V-10-0	10	364	SH		Sole		364		
General Motors Company-Warrants A	Common	37045V-11-8	6	331	SH		Sole		331		
General Motors Company-Warrants B	Common	37045V-12-6	4	331	SH		Sole		331		
GILDAN ACTIVEWEAR INC	Common	375916-10-03	60	1,500	SH		Sole		1,500		
H J Heinz Company	Common	423074-10-03	3,252	45,000	SH		Sole		45,000		
Honeywell International Inc	Common	438516-10-06	2,863	38,000	SH		Sole		38,000		
Hospira Inc	Common	441060-10-0	525	16,000	SH		Sole		16,000		
ITT CORP	Common	450911-20-1	36	1,250	SH		Sole		1,250		
Intel Corporation	Common	458140-10-0	1,310	60,000	SH		Sole		60,000		
INTERNATIONAL BUSINESS MACHS	Common	459200-10-01	640	3,000	SH		Sole		3,000		
JPMorgan Chase & Co	Common	46625H-10-0	2,740	57,736	SH		Sole		57,736		
JACOBS ENGR GROUP INC DEL	Common	469814-10-07	56	1,000	SH		Sole		1,000		
Johnson & Johnson	Common	478160-10-04	3,098	38,000	SH		Sole		38,000		
JOS A BANK CLOTHIERS INC	Common	480838-10-01	60	1,500	SH		Sole		1,500		
Lam Research Corporation	Common	512807-10-08	233	5,625	SH		Sole		5,625		

Name of Issuer	Title of Class	CUSIP	Value (x1000)	Shares/ PRN Amt	SH/ PRN	Put/ Call	Invest Discretion	Other Managers	Voting Authority Sole	Shared	None
LINEAR TECHNOLOGY CORP	Common	535678-10-06	153	4,000	SH		Sole		4,000		
LOWES COS INC	Common	548661-10-07	645	17,000	SH		Sole		17,000		
MCCORMICK & CO INC	Common	579780-20-6	147	2,000	SH		Sole		2,000		
MCDONALDS CORP	Common	580135-10-01	498	5,000	SH		Sole		5,000		
Medtronic Inc	Common	585055-10-06	1,174	25,000	SH		Sole		25,000		
Merck & Co Inc	Common	58933Y-10-5	255	5,767	SH		Sole		5,767		
METLIFE INC	Common	59156R-10-8	68	1,800	SH		Sole		1,800		
Microsoft Corporation	Common	594918-10-04	858	30,000	SH		Sole		30,000		
NRG ENERGY INC	Common	629377-50-8	259	9,768	SH		Sole		9,768		
NATIONAL PRESTO INDS INC	Common	637215-10-04	81	1,000	SH		Sole		1,000		
Newell Rubbermaid Inc	Common	651229-10-06	1,194	45,766	SH		Sole		45,766		
NIKE INC	Common	654106-10-03	354	6,000	SH		Sole		6,000		
Old Republic International Cor	Common	680223-10-04	3,237	254,690	SH		Sole		254,690		
OMNICOM GROUP INC	Common	681919-10-06	177	3,000	SH		Sole		3,000		
ORACLE CORP	Common	68389X-10-5	226	7,000	SH		Sole		7,000		
PepsiCo Inc	Common	713448-10-08	1,820	23,000	SH		Sole		23,000		
Pfizer Inc	Common	717081-10-03	1,154	40,000	SH		Sole		40,000		
Phillips 66	Common	718546-10-04	352	5,029	SH		Sole		5,029		
Phosphate Holdings Inc	Common	71922F-10-2	24	25,010	SH		Sole		25,010		
Piper Jaffray Cos	Common	724078-10-0	286	8,329	SH		Sole		8,329		
PLAINS ALL AMER PIPELINE LP	Common	726503-10-05	339	6,000	SH		Sole		6,000		
Procter & Gamble Company	Common	742718-10-09	5,857	76,000	SH		Sole		76,000		
QCR Holdings Inc	Common	74727A-10-4	1,372	83,181	SH		Sole		83,181		
Resolute Forest Products	Common	76117W-10-9	1	58	SH		Sole		58		
Royal Dutch Shell ADR	Common	780259-20-6	2,606	40,000	SH		Sole		40,000		
Schlumberger Limited	Common	806857-10-08	2,247	30,000	SH		Sole		30,000		
SMUCKER J M CO	Common	832696-40-5	397	4,000	SH		Sole		4,000		
Spectra Energy Corporation	Common	847560-10-09	2,893	94,096	SH		Sole		94,096		
STRYKER CORP	Common	863667-10-01	391	6,000	SH		Sole		6,000		
Teva Pharmaceutical Industries Ltd	Common	881624-20-9	72	1,802	SH		Sole		1,802		

Name of Issuer	Title of Class	CUSIP	Value (x1000)	Shares/ PRN Amt	SH/ PRN	Put/ Call	Invest Discretion	Other Managers	Voting Authority Sole	Shared	None
TEXAS INSTRS INC	Common	882508-10-04	177	5,000	SH		Sole		5,000		
TRACTOR SUPPLY CO	Common	892356-10-06	417	4,000	SH		Sole		4,000		
Treehouse Foods Inc	Common	89469A-10-4	629	9,652	SH		Sole		9,652		
U S Bancorp	Common	902973-30-4	23,170	682,884	SH		Sole		682,884		
UNION PAC CORP	Common	907818-10-08	356	2,500	SH		Sole		2,500		
V F CORP	Common	918204-10-08	503	3,000	SH		Sole		3,000		
VARIAN MED SYS INC	Common	92220P-10-5	72	1,000	SH		Sole		1,000		
Vectren Corporation	Common	92240G-10-1	944	26,658	SH		Sole		26,658		
Verizon Communications Inc	Common	92343V-10-4	2,752	55,997	SH		Sole		55,997		
WAL MART STORES INC	Common	931142-10-03	262	3,500	SH		Sole		3,500		
WALGREEN CO	Common	931422-10-09	477	10,000	SH		Sole		10,000		
WASTE MGMT INC DEL	Common	94106L-10-9	78	2,000	SH		Sole		2,000		
Wells Fargo & Company	Common	949746-10-01	9,436	255,086	SH		Sole		255,086		
Windstream Corporation	Common	97381W-10-4	103	12,942	SH		Sole		12,942		
Wintrust Financial Corporation	Common	97650W-10-8	8,539	230,523	SH		Sole		230,523		
Xcel Energy, Inc.	Common	98389B-10-0	2,673	90,000	SH		Sole		90,000		
Wintrust Financial Corporation	Common	97650W-10-8	8,539	230,523	SH		Sole		230,523		
Xcel Energy, Inc.	Common	98389B-10-0	2,673	90,000	SH		Sole		90,000		
Xylem Inc	Common	98419M-10-0	69	2,500	SH		Sole		2,500		
Montpelier Re Holdings Ltd	Common	G62185-10-6	239	9,189	SH		Sole		9,189		

Report Summary Data Records 106 190,329 0 other managers on whose behalf report is filed